Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

The following is an excerpt from Corporate Capital Trust, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2018, filed on November 8, 2018.

On July 22, 2018, the Company entered into a definitive agreement with FS Investment Corporation (“FSIC”), IC Acquisition, Inc., a wholly-owned subsidiary of FSIC, and the Joint Advisor under which the Company will be merged with and into FSIC, with FSIC surviving the merger (the "“Proposed Merger”), subject to the conditions in the agreement. Under the terms of the agreement, the Company’s shareholders will receive a number of FSIC shares with an aggregate net asset value (“NAV”) equal to the aggregate NAV of the shares of the Company they hold, as determined no more than two business days before closing. The combined company will remain externally managed by the Joint Advisor. The Proposed Merger is subject to approval by FSIC and the Company’s shareholders and other customary closing conditions. On September 27, 2018, the Company filed a definitive proxy statement soliciting shareholder approval of the Proposed Merger at our annual meeting scheduled for December 3, 2018.